Exhibit 99.1

News Release
November 1, 2022

Turquoise Hill Announces Postponement of the Special Meeting regarding Proposed Arrangement with Rio Tinto to November 8, 2022

•	The Special Meeting of Turquoise Hill shareholders is postponed to 10:30 a.m. (Eastern time) November 8, 2022 at the request of Rio Tinto
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Deadline to vote by proxy is extended to 10:30 a.m. (Eastern time) on November 4, 2022 and the deadline for registered shareholders to file notices of dissent is extended to 12:00 noon  (Eastern time) on November 7, 2022

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Shareholders who have questions about the Arrangement or need assistance with voting their Turquoise Hill shares should contact Kingsdale Advisors at 1‑888‑370‑3955 (toll-free within North America) or by calling collect at 416-867-2272 (outside of North America) or by email at contactus@kingsdaleadvisors.com

MONTREAL -- (BUSINESS WIRE) -- Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”) announced today that pursuant to a request from Rio Tinto International Holdings Limited (“Rio Tinto”) the Company has postponed to 10:30 a.m. (Eastern  time) on November 8, 2022 the special meeting of Turquoise Hill shareholders (the “Special Meeting”) that was initially scheduled for November 1, 2022 to consider, and if deemed advisable, to pass the special resolution (the “Arrangement Resolution”) to approve the proposed statutory plan of arrangement, pursuant to which, subject to the satisfaction or waiver of all applicable conditions precedent, Rio Tinto will acquire the approximately 49% of the issued and outstanding common shares of Turquoise Hill that Rio Tinto and its affiliates do not currently own (the “Minority Shares”) for C$43.00 per share in cash (the “Arrangement”).

Meeting Details

The record date for determining the shareholders eligible to vote at the Special Meeting will remain the close of business on September 19, 2022 (the “Record Date”). Unless they are revoked, all votes previously cast will remain in their current form, however, all holders as of the Record Date will have the opportunity to amend their vote until the extended deadline of 10:30 a.m. (Eastern time) on November 4, 2022.

As a result of the postponement of the Special Meeting, in order for a registered shareholder to exercise a right of dissent (such shareholder, a “Dissenting Shareholder”), to which it is entitled under Section 193 of the Business Corporations Act (Yukon), as modified by the interim order of the Supreme Court of Yukon (the “Court”) dated September 29, 2022 (the “Interim Order”) and/or the plan of arrangement pertaining to the Arrangement (the “Plan of Arrangement”), such Dissenting Shareholder must now exercise its rights to dissent no later than 12:00 noon (Eastern time) on November 7, 2022, or 4:00 p.m. (Eastern time) on the second (2nd) business day, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of any subsequent adjournment or postponement of the Special Meeting, as the case may be. A Dissenting Shareholder wishing to exercise dissent rights with respect to the Arrangement Resolution must strictly comply with the dissent procedures described in the Company’s Management Proxy Circular dated September 27, 2022 (the “Circular”), the Interim Order, the Plan of Arrangement and Section 193 of the Business Corporations Act (Yukon), as modified by the Interim Order and/or the Plan of Arrangement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Only registered shareholders of the Company are entitled to exercise dissent rights. Shareholders that hold their shares through a broker, investment dealer, bank, trust company or other intermediary (“Beneficial Shareholders”) must contact such intermediary for assistance in lodging a dissent.

The terms of the Arrangement and the arrangement agreement between the Company, Rio Tinto and Rio Tinto plc dated September 5, 2022 are further described in the Circular and associated form of proxy and letter of transmittal (collectively, the “Meeting Materials”). The Meeting Materials are filed and available under Turquoise Hill’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Details of the Special Meeting and how registered shareholders or their duly appointed proxyholders can attend, access and participate in the Special Meeting are set out in the Circular.

Postponed Special Meeting To Be Held On November 8, 2022

The Special Meeting will be held at 10:30 a.m. on November 8, 2022 in person at Norton Rose Fulbright Canada LLP, 1 Place Ville Marie, Suite 2500, Chapleau Room, Montreal, Quebec, Canada, H3B 1R1 and in virtual format via live audio webcast at https://web.lumiagm.com/449028588. At the Special Meeting, Turquoise Hill shareholders will be asked to consider, and if deemed advisable, to pass the Arrangement Resolution.

Implementation of the Arrangement is subject to the approval of: (i) at least two-thirds (66⅔%) of the votes cast by shareholders present in person, virtually present or represented by proxy at the Special Meeting, voting as a single class; and (ii) because the proposed Arrangement is subject to Multilateral Instrument 61‑101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a simple majority (more than 50%) of the votes cast by shareholders present in person, virtually present or represented by proxy at the Special Meeting, excluding the votes of shareholders whose votes are required to be excluded pursuant to MI 61-101, namely the 102,196,643 common shares beneficially owned by Rio Tinto and its affiliates. In addition to the receipt of the requisite approval of the shareholders of the Company, the completion of the Arrangement is subject to the final approval of the Arrangement by the Court and the satisfaction or waiver of the other customary conditions to completion of the Arrangement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

How To Vote

If you are a registered shareholder, we are asking you to take two actions.

First, your vote is important regardless of how many shares you own. Shareholders are encouraged to vote in advance of the Special Meeting. If you are a registered shareholder, whether or not you plan to attend the Special Meeting, to vote your shares at the Special Meeting, you can either return a duly completed and executed form of proxy to the Company’s transfer agent, TSX Trust Company (the “Transfer Agent”), Proxy Department, by mail at: TSX Trust Company, 1200-1 Toronto Street, Toronto, Ontario M5C 2V6, or TST Trust Company, 1600‑2001 Robert-Bourassa Blvd., Montreal, Quebec H3A 2A6, or via the internet at www.tsxtrust.com/vote-proxy not later than 10:30 a.m. (Eastern time) on November 4, 2022 or, if the Special Meeting is subsequently adjourned or postponed, 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Special Meeting. If you hold shares through a broker, investment dealer, bank, trust company or other intermediary (a “Beneficial Shareholder”), you should follow the instructions provided by your intermediary to ensure your vote is counted at the Special Meeting. Further information regarding how shareholders may vote their shares, including how a shareholder may revoke a previously submitted proxy, is included in the Circular.

Second, if the Arrangement is approved and completed, before Rio Tinto can issue the consideration for your shares, the depositary will need to receive the applicable letter of transmittal completed by you, together with the certificates representing the shares and any additional documents that may be required. Registered shareholders must complete, sign, date and return the letter of transmittal enclosed with the Circular. If you are a Beneficial Shareholder, you will receive payment for your shares through your broker, custodian or other intermediary if the Arrangement is completed.

Questions

If you have any questions about voting your proxy and the information contained in this press release in connection with the Special Meeting of shareholders please contact our proxy solicitation agent and strategic shareholder advisor, Kingsdale Advisors, at 1-888-370-3955 (toll-free in North America), or by calling collect at 416-867-2272 (outside of North America) or by email at contactus@kingsdaleadvisors.com.

About Turquoise Hill

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter@TurquoiseHillRe

Forward-looking Statements and Forward-looking Information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements regarding the Arrangement, including the anticipated timing of the Special Meeting.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding the ability of the parties to receive in a timely manner and on satisfactory terms, the necessary shareholder approvals (including the minority approval) and Court approval; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement, and other expectations and assumptions concerning the Arrangement, present and future business strategies, local and global economic conditions, and the environment in which the Company will operate. The anticipated dates indicated may change for a number of reasons, including the inability to receive, in a timely manner, the necessary shareholder approvals (including the minority approval) and Court approval, or the necessity to extend the time limits for satisfying the other conditions to the completion of the Arrangement.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included the “Risk Factors” section of the Circular and in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2022 (“Q2 2022 MD&A”). Further information regarding these and other risks, uncertainties or factors included in Turquoise Hill’s filings with the SEC as well as the Schedule 13E-3 and the Circular.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the Circular, the “Risk Factors” section of the Company’s Annual Information Form, the “Risks and Uncertainties” section of the Q2 2022 MD&A and the Schedule 13E-3 that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com